Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to The Chubb Corporation Deferred Compensation Plan for Directors, of our reports (a) dated February 20, 1998, with respect to the consolidated financial statements of The Chubb Corporation incorporated by reference in its Annual Report (Form 10-K), (b) dated March 25, 1998, with respect to the related financial statement schedules of The Chubb Corporation included in its Annual Report (Form 10-K), and (c) dated June 26, 1998, with respect to the financial statements and schedules of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc., and Participating Affiliates included in the Plan's Annual Report (Form 11-K), all for the year ended December 31, 1997, filed with the Securities and Exchange Commission.


   /s/Ernst & Young LLP


New York, New York
June 29, 1998